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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 16)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER

             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

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                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL

                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)
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                                 WITH COPIES TO:

                            H. JEFFREY SCHWARTZ, ESQ.
                             MEGAN LUM MEHALKO, ESQ.
                   BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP
                        2300 BP TOWER, 200 PUBLIC SQUARE
                              CLEVELAND, OHIO 44114
                                 (216) 363-4500


                             ROBERT B. PINCUS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                ONE RODNEY SQUARE
                           WILMINGTON, DELAWARE 19801
                                 (302) 651-3000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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         This Amendment No. 16 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002, November 25, 2002, December 2, 2002, December 5, 2002, December 9, 2002, December 11, 2002, December 12, 2002 and December 16, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 15 thereto remains unchanged.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 7 of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         From December 16, 2002 through December 17, 2002, representatives of NCS engaged in negotiations with representatives of Omnicare with respect to the terms of the Omnicare Merger Agreement (as defined below). On the afternoon of December 17, 2002, the NCS Board met telephonically to consider the Omnicare Merger Agreement in light of the Company's discussions with Omnicare over the preceding days and other recent developments, including the December 16, 2002 termination of the Genesis Merger Agreement and the termination of the auction process involving Genesis and Omnicare. After considering all of the factors deemed relevant by the NCS Board, including the opinion of the Company's financial advisor, Candlewood Partners, LLC, to the effect that the $5.50 per Share price payable to the holders of the Shares under the Omnicare Merger Agreement (the "Amended Offer Price") was fair to such holders from a financial point of view, the NCS Board unanimously approved and declared the advisability of the Omnicare Merger Agreement and the transactions contemplated thereby, including the Offer, as amended to provide for the terms set forth in the Omnicare Merger Agreement (the "Amended Offer"), and the Omnicare Merger (as defined below), and resolved to recommend that holders of Shares accept the Amended Offer and tender their Shares in the Amended Offer. The Omnicare Merger Agreement was executed later that day. As used herein, the term "Omnicare Merger Agreement" means the final Agreement and Plan of Merger among NCS, Omnicare and the Offeror, in the form approved by the NCS Board, a copy of which is attached hereto as Exhibit 99.33 and incorporated herein by reference.

         The Omnicare Merger Agreement, which is substantially similar to the form of Agreement and Plan of Merger presented by Omnicare to NCS on December 13, 2002, provides that as promptly as practicable after the date of the Omnicare Merger Agreement, Omnicare and the Offeror will amend the Offer to reflect the terms and conditions set forth in the Omnicare Merger Agreement, which include the Offeror's offer to purchase all of the outstanding Class A Common Shares and Class B Common Shares at a purchase price of $5.50 per Share, net to the seller in cash (or such higher price as may subsequently be paid in the Offer, the "Amended Offer Price"). The Omnicare Merger Agreement also provides that following completion of the Offer, the Offeror will merge with and into NCS (the "Omnicare Merger"), subject to the approval of NCS's stockholders, if required by applicable

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law. As a result of the Omnicare Merger, NCS will become a wholly owned subsidiary of Omnicare and each outstanding Class A Common Share and each outstanding Class B Common Share will be converted into the right to receive the Amended Offer Price, except for Shares held by Omnicare or its subsidiaries, which will be cancelled, and Shares held by stockholders of the Company who have perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which will be subject to the rights afforded thereunder. Omnicare has stated that it intends to amend the Offer on or about December 23, 2002 to provide for the terms set forth in the Omnicare Merger Agreement.

         Under the terms of the Omnicare Merger Agreement, on the date of consummation of the Amended Offer, Omnicare will be required to cause NCS to redeem the full principal amount of NCS's outstanding Notes, including accrued and unpaid interest and redemption premium, and discharge all amounts outstanding under NCS's senior credit facility. In connection with the execution of the Omnicare Merger Agreement, Omnicare is obligated to make a payment to NCS of $6,000,000 to be used by NCS to satisfy the termination payment required to be made by NCS to Genesis pursuant to the Genesis Merger Agreement. Under the terms of the Omnicare Merger Agreement, NCS will be required to refund this amount to Omnicare in the event that the Omnicare Merger Agreement is terminated under certain circumstances. In addition, the Omnicare Merger Agreement provides for the payment by NCS to Omnicare of an $8.8 million termination fee if the agreement is terminated under certain circumstances.

         The foregoing summary of the material terms of the Omnicare Merger Agreement is not complete and is qualified in its entirety by the full text of the Omnicare Merger Agreement, a copy of which is incorporated herein by reference as Exhibit 99.33.

ITEM 9. EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

EXHIBIT NO.
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Exhibit 99.33     Agreement and Plan of Merger by and among Omnicare, Inc., NCS
                  Acquisition Corp. and NCS HealthCare, Inc., dated as of December 17, 2002.*


Exhibit 99.34    Press Release issued by the Company on December 18, 2002.*

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* Filed herewith.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NCS HEALTHCARE, INC.

                                  By: /s/ Kevin B. Shaw
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                                        Kevin B. Shaw
                                        President and Chief Executive Officer

Dated:  December 18, 2002